UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
SEC file number 001-12756

(CHECK ONE):	☒ Form 10-K and Form-10KSB	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR

	For Period Ended:	December 31, 2001

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
	For the Transaction Period Ended:		N/A

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

ROTARY POWER INTERNATIONAL, INC.
Full Name of Registrant

Former Name if Applicable

P.O. Box 128
Address of Principal Executive Office (Street and Number)

Wood-Ridge, New Jersey 07075-0128
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company and its independent accountant did not reach agreement with respect to the compensation to be paid by the Company for outstanding fees owed to the independent accountant or the fees to be paid by the Company for the audit of its financial statements for the year ending December 31, 2001 until February 27, 2002.  The Company's independent accountant was therefore unable to commence its audit until such time and complete its audit and render its opinion by the required filing date of the Form 10-KSB.  The independent accountant has assured the Company that its audit of the financial statements will be completed in sufficient time to allow the Company to file the Form 10-KSB by April 15, 2002.

(ATTACH EXTRA SHEETS IF NEEDED)
SEC 1344 (6/94)

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Douglas M. Drew, Vice President, Finance	(973)	470-7000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ROTARY POWER INTERNATIONAL, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2002	By	/s/ Douglas M. Drew
Douglas M. Drew,
Vice President, Finance

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

Form 12b-25

Part IV - Item (3)

Explanation of anticipated change in results of operations from the corresponding period for the last fiscal year.

Results of operations are anticipated as follows:

	Year Ended December 31,
	2001 Anticipated	2000 Actual
Revenues	$49,757	$25,200
Cost of revenues	88,167	138,870
General and administrative expense	2,047,198	1,517,994
Research and development	—	37,621
Loss From Operations	(2,085,608)	(1,669,285)
Total Other Income (Expense)	(238,602)	(514,945)
Extraordinary income item, net of taxes of $357,811	3,485,473	—
Net Income (Loss)	$1,161,263	$(2,184,230)
Loss from operations before extraordinary items per common share	$(0.14)	$(0.25)
Net income (loss) per share	$0.07	$(0.25)

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.

One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notification must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.

ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).